News Release

Not for distribution to United States newswire services or for dissemination in the United States.

Alexco Announces Increase to Offering Amount
Under Flow-Through Private Placement

October 15, 2008 Vancouver, British Columbia -- Alexco Resource Corp. (TSX:AXR, AMEX:AXU) ("Alexco" or the “Company”) is pleased to announce that, further to the news release of October 14, 2008, it is increasing the offering amount under its proposed “flow-through” common share (“Flow-Through Shares”) private placement from $5 million to $6 million. All other terms, including the offering price of $2 per Flow-Through Share, the agent’s commission, the agent’s $1 million over allotment option and the scheduled closing date, remain unchanged.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and may never be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

About Alexco

Alexco's business is to unlock value and manage risk at mature, closed or abandoned mine sites through integration and implementation of the Company's core competencies which include management of environmental services, execution of mine reclamation and closure operations and if appropriate, rejuvenation of exploration and development activity.

For more information contact Clynton R. Nauman, President and Chief Executive Officer of Alexco, by telephone at 604-633-4888 or by email to info@alexcoresource.com or visit the Company's website at www.alexcoresource.com.

Some statements in this press release contain forward-looking information. These statements include, but are not limited to, statements with respect to the entering into of agreements, the closing of transactions and the expenditure of funds. These statements address future events and conditions and, as such, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of to be materially different from any future results, performance or achievements expressed or implied by the statements. Such factors include, among others, the timing of transactions, the ability to fulfill certain conditions, the ability to raise funds and the timing and amount of expenditures.

Head Office	T. 604 633 4888
Alexco Resource Corp.	F. 604 633 4887
200 Granville Street
Suite 1150
Vancouver, BC V6C 1S4